SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29409; File No. 813-359]

Tudor Employee Investment Fund LLC and Tudor Investment Corporation; Notice of

Application

September 3, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except

section 9 and sections 36 through 53, and the rules and regulations under those sections. With

respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1

under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited liability

companies and other investment vehicles formed for the benefit of eligible employees of Tudor

Investment Corporation ("Tudor") and its affiliates from certain provisions of the Act. Each

limited liability company and other investment vehicle will be an "employees' securities

company" within the meaning of section 2(a)(13) of the Act.

Applicants: Tudor Employee Investment Fund LLC ("Investment Fund") and Tudor.

Filing Dates: The application was filed on December 6, 2005, and amended on August 22, 2007,

June 9, 2008, June 26, 2009, June 25, 2010 and September 1, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 28, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 1275 King Street, Greenwich, CT 06831.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811 or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   Tudor, a Delaware corporation, is registered with the Commodity Futures Trading Commission ("CFTC") as a commodity pool operator and commodity trading advisor, and is a member of the U.S. National Futures Association in such capacities. Applicants represent that Tudor is exempt from registration as an investment adviser with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"). Tudor and its "affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act"), are referred to

collectively as the "Tudor Group" and each entity within the Tudor Group is referred to individually as a "Tudor Group Entity."

2.   Tudor has established the Investment Fund as a Delaware limited liability company and may in the future establish additional pooled investment vehicles identical in all material respects to the Investment Fund (other than investment objectives and strategies and form of organization) (the "Subsequent Funds" and collectively with the Investment Fund, the "Funds," and each, a "Fund") for the benefit of current or former key employees, officers, directors and current consultants of the Tudor Group and certain entities and individuals affiliated with employees of the Tudor Group who invest in a Fund ("Fund Investors"). The Funds are designed primarily to create capital building opportunities that are competitive with those at other investment management firms and to facilitate the recruitment and retention of high caliber professionals. Tudor will control each Fund within the meaning of the Act.

3.   Each Fund will operate as a non-diversified closed-end management investment company. Each Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each Fund will be established to enable Eligible Investors, as defined below, through their investment in a Fund to achieve long-term capital appreciation through investment in affiliated and non-affiliated private investment funds (each an "Underlying Fund"), certain of which are advised by a Tudor Group Entity.[1] The Underlying Funds in which a Fund invests will be either investment companies excluded from registration under the Act or funds not primarily engaged in the business of investing, reinvesting, or trading securities, e.g.,

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[1]   Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund's eligibility to invest in an Underlying Fund relying on section 3(c)(1) or 3(c)(7) of the Act or any Underlying Fund's status under the Act.

commodity pools. The investment objectives and policies for each Fund may vary from Fund to Fund. Participation in the Funds is voluntary.

4. A Tudor Group Entity will serve as the manager ("Manager") of each Fund.[2] The same or a different Tudor Group Entity will serve as the investment adviser (each an "Investment Adviser") of each Fund. The Investment Adviser will register as an investment adviser under the Advisers Act, if required under applicable law.

5. The Tudor Group, the Manager and any other person acting for or on behalf of a Fund shall act in the best interest of the Fund and its Fund Investors. Whenever the Tudor Group, the Manager or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person's discretion, then that person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its Fund Investors. The organizational documents for, and any other contractual arrangement regarding, the Funds will not contain any provision which protects or purports to protect the Tudor Group, the Manager or their delegates against any liability to a Fund or its Fund Investors to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and duties under such contract or organizational documents.

6. Interests in the Funds ("Interests") will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 ("Securities Act") or Regulation D under the

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[2] A "Manager" is either the general partner of any Fund organized as a limited partnership or the managing member of any Fund organized as a limited liability company.

Securities Act ("Regulation D"), and will be offered and sold only to Eligible Investors. An

"Eligible Investor" is defined as (a) any Tudor Group Entity that meets the standards set forth

below and (b) an officer, director, or employee of the Tudor Group who has been employed by a

Tudor Group Entity for at least one year and "Consultants"[3] of the Tudor Group (collectively,

"Tudor Employees"), each of which meets the standards, as applicable, set forth below. Each

Eligible Investor must have, in the reasonable belief of the Manager, the knowledge,

sophistication and experience in business and financial matters to be capable of evaluating the

merits and risks of investing in a Fund and be able to bear the economic risk of such investment,

and be able to afford a complete loss of the investment.

7.   To be a Tudor Employee, an individual must be (a) an accredited investor under

rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act and (b) a "qualified eligible

person" under rule 4.7 promulgated by the CFTC. A Tudor Employee is a "qualified eligible

person" under CFTC rule 4.7(a)(2)(vii) if he or she is a "knowledgeable employee," as defined in

rule 3c-5 under the Act, of a Tudor Group Entity. Any Tudor Group Entity including the

Manager and the Investment Adviser will be required to be accredited investors under

Regulation D under the Securities Act to be an Eligible Investor.

8.   The investment objectives and strategies for each Fund will be set forth in

offering documents relating to the Interests offered by the Fund. Prior to being invited to

participate in a Fund, each Eligible Investor will receive a copy of the offering documents and

the operating agreement (or other organizational document) of the Fund or an offering

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[3]   A "Consultant" is a person or entity who is on retainer with a Tudor Group Entity at the time Interests are
offered to the Consultant to provide services and professional expertise to a Tudor Group Entity on an ongoing basis
as a regular consultant or as a business or legal adviser and who shares a community of interest with the Tudor
Group and its employees.

memorandum, which will set forth all the terms of participation in the Fund. The Managers will

send an annual report to each Fund Investor not later than 120 days after the close of the fiscal

year, which will contain financial statements of the Fund that have been audited by independent

accountants. For purposes of this requirement "audit" shall have the meaning defined in

rule 1-02(d) of Regulation S-X. In addition, Fund Investors will receive at least annually all

information necessary to enable the Fund Investors to prepare their federal and state income tax

returns.

9.   Interests in the Funds will be non-transferable by a Fund Investor except with the

express consent of the Manager. No person will be admitted as a Fund Investor unless the

person is an Eligible Investor, except that a legal representative of the estate of a deceased Fund

Investor may hold that Fund Investor's Interest in order to settle the Fund Investor's estate or

administer its property. No fee of any kind will be charged in connection with the sale of

Interests.

10.   Upon termination of employment with a Tudor Group Entity, an Eligible Investor,

other than a Consultant, who has been employed by the Tudor Group for at least three years will

remain eligible to invest in a Fund or continue to hold Interests in a Fund, as applicable, at the

discretion of the Manager of that Fund, for a period of one year for each full year of employment

(subject to a maximum of ten years), and thereafter such Interests will be subject to a mandatory

redemption. Interests held by a Consultant whose retainer has been terminated or expired will be

subject to mandatory redemption, and unlike other Eligible Investors, Consultants may not invest

in a Fund or continue to hold Interests in a Fund based on their length of service to the Tudor

Group. Consultants no longer on retainer with a Tudor Group Entity will no longer be Eligible

Investors. The repurchase price for Interests will be based on net asset value pursuant to the Fund's organization and offering documents.

11.   A Fund may leverage its investments in any of the Underlying Funds by entering into borrowing arrangements with third parties, including a Tudor Group Entity, in order to gain greater exposure to the Underlying Funds. Each such Fund loan will be made at an interest rate no less favorable than that which could be obtained on an arm's length basis. A Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the Fund (other than short-term paper). Any loan made to a Fund will be non-recourse to the Fund Investors.

12.   A Fund will not acquire any security issued by a registered investment company if, immediately after the acquisition, the Fund would own more than 3% of the outstanding voting stock of the registered investment company.

13.   Neither the Manager nor any Investment Adviser will receive any management fees from a Fund. An Investment Adviser may receive compensation for acting as an investment adviser to an Underlying Fund, but will waive any such compensation it receives directly related to a Fund's investment in such Underlying Funds.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its

securities, the price of the company's securities and the amount of any sales load, how the

company's funds are invested, and the relationship between the company and the issuers of the

securities in which it invests. Section 2(a)(13) defines an employees' securities company, in

relevant part, as any investment company all of whose securities (other than short-term paper)

are beneficially owned (a) by current or former employees, or persons on retainer, of one or more

affiliated employers, (b) by immediate family members of such persons, or (c) by such employer

or employers, together with any of the persons in (a) or (b).

2.	Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section 6(e)

provides that, if, in connection with any order exempting an investment company from any

provision of section 7, certain provisions of the Act, as specified by the Commission, will be

applicable to the company and other persons dealing with the company as though the company

were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the

Act exempting the Funds from all provisions of the Act, except section 9 and sections 36 through

53 of the Act, and the rules and regulations under the Act. With respect to sections 17 and 30 of

the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is

limited as set forth in the application.

3.	Section 17(a) generally prohibits any affiliated person of a registered investment

company, or any affiliated person of an affiliated person, acting as principal, from knowingly

selling or purchasing any security or other property to or from the company. Applicants request any affiliated person of a Third Party Fund), acting as principal, to engage in any transaction

directly or indirectly with any Fund or any entity controlled by the Fund; (b) a Fund to invest in

or engage in any transaction with any entity, acting as principal (i) in which the Fund, any

company controlled by the Fund or any Tudor Group Entity or a Third Party Fund has invested

or will invest or (ii) with which the Fund, any company controlled by the Fund, or a Tudor

Group Entity or Third Party Fund is or will otherwise become affiliated or (c) a partner or other

investor in any entity in which a Fund invests, acting as principal, to engage in transactions

directly or indirectly with a Fund or any company controlled by a Fund.

4.   Applicants submit that an exemption from section 17(a) is consistent with the

protection of investors and the purposes of the Act. Applicants state that the Fund Investors in

each Fund will be informed of the possible extent of the Fund's dealings with Tudor Group

Entities or Third Party Funds and of the potential conflicts of interest that may exist. Applicants

also state that, as professionals engaged in the investment management business, the Fund

Investors will be able to understand and evaluate the attendant risks. Applicants assert that the

community of interest among the Fund Investors and the Tudor Group will serve to reduce any

risk of abuse in transactions involving a Fund and a Tudor Group Entity.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated

person of a registered investment company, or any affiliated person of such person, acting as

principal, from participating in any joint arrangement unless authorized by the Commission.

Applicants request relief to permit affiliated persons of each Fund, or affiliated persons of such

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[4]   An investment fund or separate account organized for the benefit of investors who are not
affiliated with a Tudor Group Entity and over which a Tudor Group Entity exercises investment
discretion (the "Third Party Funds").

persons, to participate in, or effect any transaction in connection with, any joint arrangement in which the Fund or an entity controlled by the Fund is a participant.

6.   Applicants assert that compliance with section 17(d) would cause a Fund to forego investment opportunities simply because a Fund Investor, the Manager, or any other affiliated person of the Fund (or any affiliate of the affiliated person) had made a similar investment. Applicants also submit that the types of investment opportunities considered by a Fund often require each investor to make funds available in an amount that may be substantially greater than what a Fund may make available on its own. Applicants contend that, as a result, the only way in which a Fund may be able to participate in these opportunities may be to co-invest with other persons, including its affiliates. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7.   Co-investments with Third Party Funds will not be subject to condition 3 below. Applicants note that, if a Tudor Group Entity invests its own capital in Third Party Fund investments, investments by the Tudor Group Entity will be subject to substantially the same terms as those applicable to the Third Party Fund. Applicants believe it is important that the interests of the Third Party Fund take priority over the interests of the Funds, and that the Third Party Fund not be burdened or otherwise affected by activities of the Funds. In addition, applicants assert that the relationship of a Fund to a Third Party Fund is fundamentally different from a Fund's relationship to Tudor Group Entities. Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Funds from

any overreaching by any Tudor Group Entity in the employer/employee context, whereas the

same concerns are not present with respect to the Funds and a Third Party Fund.

8.　　　Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-2 under the Act allows an investment company to act as self-

custodian. Applicants request an exemption from section 17(f) and rule 17f-2 to permit the

following exceptions from the requirements of rule 17f-2: (a) a Fund's investments may be kept

in the locked files of its Investment Adviser; (b) for purposes of paragraph (d) of the rule,

(i) employees of the Investment Adviser will be deemed to be employees of the Fund,

(ii) officers or managers of the Investment Adviser of a Fund will be deemed to be officers of the

Fund, and (iii) the Investment Adviser of a Fund or its executive committee will be deemed to be

the board of directors of the Fund and (c) in place of the verification procedure under

paragraph (f) of the rule, verification will be effected quarterly by two high level officers of the

Investment Adviser. With respect to the Funds, Applicants expect that many of their investments

will be evidenced only by partnership or operating agreements, subscription agreements or

similar documents, rather than by negotiable certificates that could be misappropriated.

Applicants assert that for such a Fund these instruments are most suitably kept in the Investment

Adviser's files, where they can be referred to as necessary.

9.　　　Section 17(g) of the Act and rule 17g-1 under the Act generally require the

bonding of officers and employees of a registered investment company who have access to its

securities or funds. The rule requires that the board of directors of an investment company

satisfy the fund governance standards defined in rule 0-1(a)(7) (the "Fund Governance

Standards"). Applicants request an exemption from section 17(g) and rule 17g-1 to permit the

Manager to take such actions and make determinations set forth in the rule. Applicants state that, because the Manager will be an interested person of each Fund, a Fund could not comply with rule 17g-1 without the requested relief. Specifically, each Fund will comply with rule 17g-1 by having the Manager take such actions and make such approvals as are set forth in rule 17g-1. Applicants also request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and paragraph (h) of rule 17g-1 relating to the appointment of a person to make the filings and provide the notices required by paragraph (g) and paragraph (j)(3) of rule 17g-1 relating to compliance with the Fund Government Standards. Applicants believe the filing requirements are burdensome and unnecessary as applied to the Funds. The Manager will maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and agrees that all material will be subject to examination by the Commission and its staff. The Manager will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. Applicants also state that the notices otherwise required to be given to the board of directors would be unnecessary as the Funds will not have boards of directors. Each Fund will comply with all other requirements of rule 17g-1. In light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the Managers, the applicants believe that little purpose would be served by the requirement even if it were feasible.

10.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered

investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Funds. In light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the Managers, the applicants believe that little purpose would be served by this requirement even if it were feasible.

11. Applicants request an exemption from the requirements in sections 30(a), 30(b) and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Fund Investors. Applicants request exemptive relief to the extent necessary to permit each Fund to report annually to its Fund Investors. Applicants also request also an exemption from section 30(h) of the Act to the extent necessary to exempt the Managers of each Fund, and any other person who may be deemed to be a member of an advisory board of a Fund, from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of Interests in a Fund. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

12. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws

and to appoint a chief compliance officer. Each Fund will comply with rule 38a-1(a), (c) and (d), except that (a) because the Funds do not have boards of directors, the Manager of each Fund will fulfill the responsibilities assigned to a Fund's board of directors under the rule, and (b) because a Manager would be considered an interested person of the Fund, approval by a majority of disinterested directors required by rule 38a-1 will not be obtained. In addition, the Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Manager.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction involving a Fund otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act to which a Fund is a party (each, a "Section 17 Transaction") will be effected only if its Manager, in consultation with its Investment Adviser, determines that:

> (a)   the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund Investors and do not involve overreaching of such Fund or its Fund Investors on the part of any person concerned; and

> (b)   the Section 17 Transaction is consistent with the interests of the Fund Investors, the Fund's organizational documents and the Fund's reports to its Fund Investors.

In addition, the Manager of each Fund will record and preserve a description of all Section 17 Transactions, the Manager's and the Investment Adviser's findings, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of a Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.[5]

2.   The Manager of each Fund, in consultation with the Investment Adviser of each Fund, will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, before the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of an affiliated person, promoter, or principal underwriter.

3.   The Investment Adviser of a Fund will not invest the funds of such Fund in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Fund and an Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the Investment Adviser sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the Fund's investment prior to or concurrently with, on the same terms as, and pro rata with the Affiliated Co-Investor. The term "Affiliated Co-Investor" with respect to a Fund means any person who is: (a) an "affiliated person," as such term is defined in section 2(a)(3) of the Act, of the Fund (other than a Third Party Fund); (b) a Tudor Group Entity; (c) an officer, director or employee of the Tudor Group;

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[5]   Each Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

or (d) an entity (other than a Third Party Fund) in which a Tudor Group Entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, will not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered under section 6 of the Exchange Act; (ii) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.	Each Fund and its Manager will maintain and preserve, for the life of each Fund and at least six years thereafter, all accounts, books, and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Fund Investors, and each annual report of such Fund required to be sent to the Fund Investors, and agree that all such records will be subject to examination by the Commission and its staff.[6]

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[6]	Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.   The Manager will send to each Fund Investor who had an Interest in the Fund, at any time during the fiscal year then ended, Fund financial statements that have been audited by that Fund's independent accountants. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 120 days after the end of each fiscal year of the Fund, the Manager of a Fund shall send a report to each person who was a Fund Investor at any time during the fiscal year then ended setting forth tax information necessary for the preparation by the Fund Investor of his or her federal and state income tax returns and a report of the investment activities of the Fund during that year.

6.   Whenever a Fund makes a purchase from or sale to an entity that is affiliated with the Fund by reason of a Tudor Group director, officer, or employee (a) serving as an officer, director, general partner or investment adviser of the entity or (b) having a 5% or more investment in the entity, that individual will not participate in the determination by the Fund of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary